November 9, 2016

Via Edgar

Dominic Minore, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Sierra Total Return Fund Registration Statement on Form N-2, File Nos. 333-209496; 811-23137 (the “Registration Statement”)

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ALPS Distributors, Inc., the principal underwriter in connection with the proposed offering of the shares of beneficial interest of Sierra Total Return Fund, hereby respectfully requests that the above-captioned Registration Statement, including all amendments thereto, to be ordered effective on November 9, 2016 at 3:00 pm, or as soon thereafter as practicable.

By: /s/ Steven B. Price

Steven B. Price

SVP, Director of Distribution Services